UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

OFFERING STATEMENT

OFFERING STATEMENT PURSUANT TO REGULATION CF OF THE SECURITIES ACT OF 1933

Angel Studios, Inc.

(Name of Issuer)

Legal status of Issuer

Corporation	Delaware	February 7, 2014
(Form)	(Jurisdiction of Incorporation/Organization)	(Date of Organization)

295 W Center St
Provo, Utah 84601
(Physical address of Issuer)

https://www.angel.com
(Website of Issuer)

VAS Portal, LLC
(Name of Intermediary through which the offering will be conducted)

0001749383	007-00165	298941
(CIK Number of Intermediary)	(SEC File Number of Intermediary)	(CRD number of Intermediary)

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Six percent (6%) of the successful amount raised in cash, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such interest:

None

	Revenue Participation Rights	1,000,000	$1.00
	(Type of Security Offered)	(Target Number of Securities to be Offered)	(Price)

Target Offering Amount: $1,000,000

Oversubscriptions accepted:

X	
Yes	No

Oversubscriptions will be Allocated:

	X	
Pro-rata Basis	First-come, First-served Basis	Other – N/A

Maximum Offering Amount (if different from target offering amount): $5,000,000

Deadline to reach the target offering amount: June 15, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 153

	Most recent fiscal year-end		**Prior fiscal year-end**	
Total Assets	$	39,387,358	$	59,308,488
Cash & Cash Equivalents	$	10,721,628	$	24,258,513
Accounts Receivable	$	7,189,526	$	10,440,538
Short-Term Debt	$	2,230,005	$	208,373
Long-Term Debt	$	4,625,854	$	4,855,859
Revenue/Sales	$	75,516,562	$	122,793,064
Cost of Goods Sold	$	40,392,001	$	77,129,092
Taxes Paid	$	(765,185)	$	819,179
Net Income	$	(13,710,708)	$	17,118,611

The jurisdictions in which the Issuer intends to offer the Securities

AL	X	IL	X	MT	X	RI	X
AK	X	IN	X	NE	X	SC	X
AZ	X	IA	X	NV	X	SD	X
AR	X	KS	X	NH	X	TN	X
CA	X	KY	X	NJ	X	TX	X
CO	X	LA	X	NM	X	UT	X
CT	X	ME	X	NY	X	VT	X
DE	X	MD	X	NC	X	VA	X
DC	X	MA	X	ND	X	WA	X
FL	X	MI	X	OH	X	WV	X
GA	X	MN	X	OK	X	WI	X
HI	X	MS	X	OR	X	WY	X
ID	X	MO	X	PA	X		

FORM C

OFFERING STATEMENT

OF

ANGEL STUDIOS, INC.



This Form C (including the cover page and all exhibits attached, hereto, the "Form C"), is being furnished by Angel Studios, Inc., a Delaware Corporation (as used herein, "we", "us", "our", "our Company", "the Company", or "Angel Studios" and similar terms include Angel Studios, Inc. and its subsidiaries, unless the context indicates otherwise) for the sole purpose of providing certain information about the Company as required pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201).

ANGEL STUDIOS, INC., a Delaware corporation, is offering up to $5,000,000 in aggregate revenue participation rights in its upcoming theatrical release of "Sound of Freedom" (the "Film"), which we refer to as the Crowd Revenue Participations or the Revenue Participations. Angel Studios has secured exclusive global theatrical distribution rights to the Film. The Crowd Revenue Participations will be paid out of the proceeds received by Angel from the theatrical release of the Film (the "Gross Receipts"). **The Gross Receipts will be the only source of revenues from which the Crowd Revenue Participations will receive payments from.** Holders of the Crowd Revenue Participations will each be entitled to receive up to 120% of the purchased value of their Crowd Revenue Participations from the Gross Receipts of the Film on a first priority basis.

If the Gross Receipts do not exceed the total amount invested in this offering plus twenty percent (20%), one million two hundred thousand dollars ($1,200,000) if the Target Offering Amount is sold, and six million dollars ($6,000,000) if the Maximum Offering Amount is sold, the holders of the Crowd Revenue Participations will be paid one hundred percent of the Gross Receipts on a pro-rata basis without preference or priority of any kind. In no instance will any holder of a Crowd Participation Right be paid more than one hundred and twenty percent of the purchased value of their Crowd Revenue Participations.

The Company shall pay to the holder, on or before the earlier of the earliest dates when such amounts are available to be paid out of the Gross Receipts, but in any event no later than the date which is the earlier of twelve (12) months after the initial theatrical release of the Film or July 4, 2024. The Crowd Revenue Participations will be issued in electronic form only and will not be listed or quoted for trading on any securities exchange. The Crowd Revenue Participations will generally not be transferable. Each investor must enter into a Revenue Participation Agreement (the "Revenue Participation Agreement") with the Company, which will govern all purchases of the Crowd Revenue Participations the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Revenue Participation Agreement, the terms of the Revenue Participation Agreement shall prevail.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering statement on Form C, or the Offering Statement, that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may," "might," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Offering Statement or in the information incorporated by reference into this Offering Statement.

The forward-looking statements included in this Offering Statement are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, and the impact of the war in Ukraine all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Offering Statement. All forward-looking statements are made as of the date of this Offering Statement and the risk that actual results will differ materially from the expectations expressed in this Offering Statement will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Offering Statement, whether as a result of new information, future events, changed circumstances or any other reason. Given the significant uncertainties inherent in the forward-looking statements included in this Offering Statement, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Offering Statement will be achieved.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. Statements contained herein as to the content of any agreements or other document are summaries, and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information.

ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The Issuer, or any of its predecessors, have not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, or Regulation CF.

DESCRIPTION OF OUR BUSINESS

General

Angel Studios vision is to be the home of stories that amplify light. Angel Studios is a non-traditional movie studio. We provide filmmakers with the technology to create, fund, and distribute original content without the traditional overhead of a big budget movie studio. Through our platform, thousands of "Angel" investors choose with titles will be funded, created, and distributed, after which the filmmakers and audience are able to form passionate communities around their creative projects, making the story behind the story as important as the final project itself.

Business Plan

The Company was founded by four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, in 2013. As fathers of young children, they were searching for high-quality films and TV shows that were true, honest, noble, just, authentic, lovely, admirable, and excellent, or, in other words, **stories that amplify light**.

Angel Studios is a community-driven movie studio that empowers audiences to decide what content gets produced and distributed, while creating communities around each project. Filmmakers pitch projects to the Angel Guild, a community of over 100k Angel Investors and Angel Guild Subscribers from all over the world who are all on a singular mission: to find stories and filmmakers that amplify light. After passing the Angel Guild, "Angel Investors" fund the ones they're most excited to see (via the Angel Funding Portal). Post-production, films and TV shows are delivered directly to viewers and grow as fans share with others.

The first project we launched for distribution was Dry Bar Comedy, a subsidiary and wholly-owned project of Angel Studios. Several hundred episodes later, Dry Bar Comedy is now one of the largest collections of clean comedy in the world and with almost 5 billion views it is being enjoyed by audiences of all ages. Shortly thereafter, we partnered with The Chosen Inc. (f/k/a The Chosen, LLC), or The Chosen, to produce a new type of television series where each season is funded by the audience. The Chosen went on to become the largest equity crowdfunded media project of all time, amassing an audience of more than 100 million and growing. David, another Angel Original scheduled for release in 2025, has since surpassed The Chosen as the largest equity crowdfunded media project of all time.

Building on our early successes, we have launched several new initiatives that focus on content in markets currently underserved by the traditional studio system.

This Easter, Angel Studios made headlines with the launch of its new theatrical division and release of "His Only Son", which debuted at #3 in the US box office. The innovative theatrical strategy adopted by Angel Studios combines the Angel Guild's predictive capabilities in identifying movies that deserve a theatrical release with the efficiency of crowd-funded prints and advertising funds. In addition, they offer a community-based in-person cinema experience in partnership with renowned theaters such as AMC, Cinemark, and Regal.

We are regularly testing, introducing, and building new and exciting community-based features to help us achieve the goal of finding and sharing stories with the world that amplify light.

The Company was originally called VidAngel. In March 2021, the company was renamed to Angel Studios.

History of the Business

Bankruptcy Reorganization

The Company reorganized under Chapter 11 of the Bankruptcy Code, with our reorganization plan becoming effective September 30, 2020. More information on this can be found in the section entitled "Bankruptcy Proceedings" under Item 1, of our Form 1-K filed April 30, 2021, which is attached as Exhibit 2.1 of this Offering Statement on Form C.

General Corporate Matters

On February 22, 2021, the Company amended its certificate of incorporation to change the allocation of Class A and Class B Common Stock. More information on this can be found in the section entitled "General Corporate Matters" under Item 1, of our Form 1-SA filed September 28, 2021, which is attached as Exhibit 2.2 of this Offering Statement on Form C.

On August 16, 2021, the Amended and Restated Stockholders Agreement was approved and adopted by holders of the Company's Class B Common Stock (the "Class B Stockholders"). More information on this can be found in the section entitled "General Corporate Matters" under Item 1, of our Form 1-SA filed September 28, 2021, which is attached as Exhibit 2.2 of this Offering Statement on Form C. A copy of the Amended and Restated Stockholders Agreement was filed as Exhibit 3.1, of our Form 1-U filed on August 18, 2021, which is attached as Exhibit 3.2 of this Offering Statement on Form C.

On September 24, 2021, pursuant to the recommendation of the Company's Board of Directors (the "Board"), and upon receipt of the requisite stockholder consent, the Company amended its Certificate of Incorporation and Bylaws. The following is a summary of the changes made:

- The Company created additional classes of Common Stock

- The Company expanded the voting powers of its classes of Common Stock

- The Company expanded the potential size of its Board of Directors and set forth certain requirements for representation of each class of Common Stock.

- The Company added a clause that, subject to certain limited exceptions, causes its common stock to automatically convert to Class C common stock in the event of a transfer or sale.

- The Company made certain other changes to the language in the Amended Certificate to ease the burden of bringing in additional capital or entering new markets for capital.

- The Company made changes to its Bylaws that clarifies certain rights of first refusal in connection with transfers of the Company's capital stock.

The foregoing is a summary of the changes made and is not intended to be a complete description of the terms of the Amended and Restated Certificate of Incorporation (the "Amended Certificate") or Bylaws, and is qualified in its entirety by the Amended Certificate and the Bylaws, filed as Exhibits 2.3 and 2.4 of this Offering Statement on Form C.

On January 20, 2022, the Board voted to increase the size of the Board of Directors from three, to five members. The Board then appointed Stephen Oskoui to serve as a Director of the Company. The Board also appointed Patrick Reilly, the Company's Chief Financial Officer, to serve as Secretary of the Company.

On June 3, 2022, the Board appointed Katie Liljenquist to serve as a Director of the Company. The Board then appointed Katie Liljenquist to serve as a representative director for the Class B stockholders, Neal Harmon to serve as a representative director for the Class F stockholders, and Paul Ahlstrom as a representative director for the Class A stockholders. There is currently no Class C representative director because the threshold number of shares of Class C common stock is not outstanding.

On June 20, 2022, the Board appointed Jordan Harmon as an officer of the Company and to serve as its President.

Regulation Crowdfunding Offering

The Company conducted a Regulation CF offering in March 2021. More information on this can be found in the section entitled "Regulation Crowdfunding Offering" under Item 1, of our Form 1-SA filed September 28, 2021, which is attached as Exhibit 2.2 of this Offering Statement on Form C.

Tender Offer

On October 1, 2021, the Company launched a tender offer for up to 1,424,734 shares of our outstanding common stock at a purchase price of $8.90 per share in cash. The tender offer resulted in the Company purchasing an aggregate of 948,822 shares of its common stock, or 431,425 shares of its Class A common stock and 517,397 shares of its Class B common stock.

Stock Transactions

On October 18, 2021, the Company sold 1,685,392 shares of its Class A Common Stock at the average price of $9.28 per share. The Company received $4,999,993 in cash, and the equivalent value of $10,649,895 in bitcoin for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. This transaction represented an issuance of 8.2% of our outstanding Class A Common Stock as of its completion.

On November 18, 2021, the Company sold 277,181 shares of its Class A Common stock at the price of $8.90 per share. The Company received $2,466,911 in cash for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. This transaction represented an issuance of 1.33% of our outstanding Class A Common Stock as of its completion.

Between February 14, 2023, and March 27, 2023, the Company sold 528,914 shares of its Class C Common stock at the price of $14.18 per share. The Company received $7,500,000 in cash for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. These transactions represented the issuance of 91.04% of our outstanding Class C Common Stock, and 2.13% of our total outstanding Common Stock, as of its completion.

Material Transactions

We entered into an Asset Purchase Agreement, selling substantially all of the assets and certain liabilities of our content filtering service, which operated the website known as VidAngel.com. More information on this can be found in the section entitled "Material Agreements Entered into during the First Quarter of Fiscal Year 2021" under Item 1, of our Form 1-K filed April 30, 2021, which is attached as Exhibit 2.1 of this Offering Statement on Form C.

On October 18, 2022, we entered into a new content license agreement with The Chosen (the "Chosen Agreement"), for the distribution and exploitation of certain audiovisual programs. This agreement is attached as Exhibit 6.2 of this Offering Statement on Form C.

Current Operations

We currently operate by offering and producing our own original content, distributing original, consulting with content filmmakers, maintaining engagement with our existing users, conducting research and development to create new intellectual property, and devising new methods to monetize existing intellectual property.

Original Content

We announced the "Angel Studios" concept in December 2016, and immediately began accepting submissions for digital distribution, applications to perform comedy routines for the Dry Bar Comedy series, and applications from filmmakers interested in helping us produce original content.

We have received hundreds of inquiries and applications to partner on various projects. As of the date of this filing, we have produced and filmed hundreds of original comedy specials from various up-and-coming comedians. We have also licensed several motion pictures for exclusive digital distribution.

Why are we making our own content? - We are not your typical media and entertainment company. We are guided by our "North Star" principle, which is to share stories with the world that amplify light. We do this by aligning our interests with those of the filmmakers and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created. Certain users of our platform are selected to be part of the Angel Guild, which allows them to vote on filmmaker submissions and to decide whether or not the content amplifies light. If the content passes certain thresholds of the Angel Guild, we then seek to enter into agreements with the filmmakers to assist them in raising capital to fund the production of their content, while also securing the rights necessary to license, market and distribute the content. We currently film, produce, and distribute all specials for our Dry Bar Comedy series from our own studio and offices in Provo, UT.

In times of stress and worry, our original content has already helped hundreds of millions of people laugh out loud more than a billion times and provided tens of millions with hope during dark and uncertain times. We believe there has never been a better time to build a different media and entertainment company that allows You to "be part of stories that amplify light."

Theatrical Distribution

We launched our very first motion picture theatrical release, "Christmas with the Chosen: The Messengers", in concert with Fathom Events, in December 2021. The film grossed more than $13 million during its limited two-week run. Our second motion picture theatrical release, "The Chosen Season 3: Episode 1 & 2" was launched, in concert with Fathom Events, in November 2022. The film remained in theaters for just over 3 weeks, grossing more than $14.6 million domestically. In March 2023, we launched the very first motion picture theatrical release under our newly formed theatrical division, entitled "His Only Son". Like the previous, and other similar, projects, we entered into a perpetual exclusive licensing arrangement with the filmmakers of His Only Son to distribute the motion picture. The film was produced on a budget of about $250,000 before being licensed to Angel Studios for global distribution and grossed an estimated $5.5 million in its opening weekend.

With our recent success in theatrical distribution, we are seeing an influx of filmmakers who are looking to work with us on releasing their content into the market. We hope to leverage these opportunities in line with our North Star principle to bring more shows to audiences around the world that amplify light.

Marketing and Advertising

We utilize a broad mix of marketing and public relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our service to potential users. We also rely extensively on word-of-mouth advertising, and on the marketing services of Harmon Brothers LLC, or Harmon Brothers, which offers Internet-based and multi-media promotional and marketing services, including the design, implementation, and execution of promotional and Web-based advertising campaigns. See "**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST - A**ffiliated Transactions."

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as important to our success. In addition, we rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technologies. We also seek to protect our intellectual property rights by requiring all employees and independent contractors involved in developing intellectual property on our behalf to execute acknowledgments that all intellectual property generated or conceived by them on our behalf or related to the work they perform for us is our property, and assigning to us any rights, title, and interest, including intellectual property rights, they may claim or have in those works or property, to the extent allowable under applicable law.

Despite our best efforts to protect our technology and proprietary rights by enforcing our intellectual property rights, licenses, and other contractual rights, unauthorized parties might still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection might not be available or might be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and might threaten litigation or sue us based on alleged infringement or other violations of intellectual property laws. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities. See **"Legal Proceedings** below for more information**."**

Management Teams

Under the direction of our Chief Executive Officer, Neal Harmon, and with the help of Operations and Finance teams, we currently operate around three strategic priorities: Revenue, Content Filmmakers, and Viewers (i.e. The Crowd).

Revenue is led by Jeffrey Harmon, whose primary responsibility is 'hitmaking", specifically innovation on the revenue funnel and strategy to find the best stories.

The success of Content Filmmakers is led by Jordan Harmon, who builds systems and processes for growth, marketing, and creator relationships.

The Viewer experience is led by Neal Harmon, who oversees safeguarding Angel's future, Company strategy, and Product or Engineering direction.

The Operations team is led by our Chief Operating Officer, Liz Ellis, who oversees key performance indicators, breaking down barriers between teams, and organizational efficiency.

The Finance team is led by our Chief Financial Officer, Patrick Reilly, who oversees all finance, budgeting, treasury, and accounting activities for the Company.

Research and Development

During the fiscal years ended December 31, 2022, and 2021, we spent $12,345,518 and $4,939,002, respectively, on research and development activities related to our technology.

Employees

As of the date of this Offering Statement on Form C, we employ 153 persons. None of our employees are covered by a collective bargaining agreement.

Competition

Over-the-top, or OTT, media services has been one of the fastest growing segments in the media and entertainment industry. The OTT market was valued at approximately $79.1 billion in 2021 and is projected to reach approximately $114.1 billion by 2026, according to a study conducted by PWC.

The market for video entertainment is intensely competitive and subject to rapid change. As the industry continues to evolve, we will continue to face strong competition in every aspect of our business. We compete against other digital content distribution platforms where customers can stream exclusive and non-exclusive content on demand. A large portion of this competition comes from much larger companies that have resources and brand recognition that pose significant competitive challenges. Our success depends on our ability to differentiate how we identify, fund, and distribute our original content.

We compete against other entertainment video providers, such as multichannel video programming distributors ("MVPDs"), streaming entertainment providers (including those that provide pirated content), and more broadly against other sources of entertainment that our customers could choose in their moments of free time. We also compete against streaming entertainment providers and content producers in obtaining content for our service.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for consumers to choose us in their moments of free time. By aligning the desires of the consumer with that of the creator, we believe that the audience can play a much larger role in shaping the future of content and are working to create better ways for filmmakers to leverage the wisdom of the crowd in their creative process.

Legal Proceedings

We currently are, and from time to time might again become, involved in litigation. Litigation has the potential to cause us to incur unexpected losses, some of which might not be covered by insurance but can materially affect our financial condition and our ability to continue business operations.

ClearPlay Litigation

In 2014, we responded to a contention by ClearPlay that we (VidAngel) infringed on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case was later transferred to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against us alleging patent infringement. On February 17, 2015, the case was stayed pending inter partes review by the United States Patent and Trademark Office, or the USPTO, of several of ClearPlay's patents. We were not party to or involved in the USPTO's review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties' rights to reassert any or all claims later. In July and August 2015, many of ClearPlay's patent claims, including many of the claims asserted against us, were invalidated by the USPTO. Some of ClearPlay's other patent claims were upheld and still others were never challenged in the USPTO. Following the USPTO's rulings, ClearPlay appealed some of the USPTO's invalidity decisions to the United States Court of Appeals for the Federal Circuit. The findings of invalidity were all affirmed by the Federal Circuit on August 16, 2016. On October 31, 2016, the magistrate judge, Brooke C. Wells, conducted telephonic status conferences in this and a related case brought by ClearPlay against DISH Network and ordered that both cases be re-opened. ClearPlay then requested, and we stipulated, to continue the time for the parties to file their proposed scheduling order to December 5, 2016. We subsequently accepted the dates proposed by ClearPlay for inclusion in the proposed scheduling order. ClearPlay, however, twice requested, and we twice stipulated to allow for, additional time to consider the dates it had proposed. On January 18, 2017, ClearPlay reneged on its agreement to enter into the proposed scheduling order and, instead, moved to stay all proceedings involving us. On January 19, 2017, we brought our own motion seeking entry of the proposed scheduling order. On February 2, 2017, we filed our opposition to the stay motion and, on February 15, 2017, ClearPlay filed its reply brief in support of its stay motion. On February 16, 2017, we filed our reply brief in support of our request for entry of a scheduling order. Magistrate Judge Wells granted ClearPlay's motion to stay the litigation at least until a decision is rendered on the preliminary injunction by the Ninth Circuit. On October 12, 2017, the magistrate judge ordered the case stayed again, this time until a final decision is rendered in the Disney Litigation. On February 14, 2018, Clearplay filed a claim in our chapter 11 proceeding seeking an unliquidated sum. On April 14, 2020, the Trustee filed an objection to the claim in the Bankruptcy Court seeking an order to disallow the claim in its entirety. On October 21, 2020, the Bankruptcy Court issued an order converting the Trustee's objection to Clearplay's claim in the Bankruptcy case to an adversary proceeding. The case was transferred to the United States District Court for the Central District of Utah.

On April 20, 2021, the court lifted the stay as the final decision in the Disney Litigation had been determined and we were no longer in bankruptcy. VidAngel Entertainment assumed responsibility for defense of the

ClearPlay litigation, and any settlement discussions thereto, as part of the Asset Purchase Agreement. On November 4, 2021, we informed that court that we sold VidAngel and VidAngel Entertainment is the successor. On January 14, 2022, ClearPlay filed a response stating Angel Studios and VidAngel Entertainment is liable for past infringement as they are the successor to VidAngel. The Court has not yet addressed this issue.

On December 20, 2021, we served non-infringement and invalidity contentions concerning the patents asserted in this case. On January 7, 2022, ClearPlay filed a motion seeking to add additional causes of action under the Digital Millennium Copyright Act and Utah state law for alleged tortious interference, which we opposed on February 4, 2022. On June 23, 2022, the Court granted leave for ClearPlay to amend its complaint to add these claims but deferred to a later stage of the proceedings any ruling on the futility of the claims. We continue to pursue, contest, and defend this case vigorously, but as a result of the stays that have been entered in this case, the case remains in its early stages.

Governmental/Regulatory Approval and Compliance

We are not subject to any governmental/regulatory approval or compliance.

Other

The Company's principal address is 295 W Center Street, Provo, Utah 84601.

The Company conducts business primarily in the state of Utah, but currently has employees in 19 different states.

DESCRIPTION OF OUR PROPERTIES

As of the date of this Offering Statement, our primary assets are our Intellectual Property and the contracts we have entered into directly.

We lease our corporate office facilities at 295 W Center St, Provo, Utah, under a lease commencing on December 15, 2016, and ending on February 28, 2024. In July 2021, we purchased a 50% ownership interest in the building and entity that we lease our office facilities from; we also entered into two new leases to expand our corporate office space at 285 W and 265 W Center St, Provo, Utah under leases commencing August 1, 2022 and October 1, 2022, respectively, and ending July 31, 2027 and September 30, 2027, respectively; we previously leased our warehouse at 478 S West Frontage Road in Springville, Utah, under a lease commencing on August 1, 2020 and ending July 31, 2022; we have entered into a new warehouse lease at 951 East 1950 North in Spanish Fork, Utah that began on September 1, 2022 and will end September 30, 2027. We currently lease these locations for $31,500, $3,560, $11,105, $5,160, and $13,473 per month, respectively. We do not currently own or lease any other real property.

**RISK FACTORS**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>**General Risks of an Investment in Us**</u>

We have a limited operating history.

We are an early-stage company and our ability to generate sufficient cash flows is unproven. We began operations in 2013. Because we have a limited operating history, we are unable to provide investors with significant data upon which to evaluate fully our prospects and an investment in our securities. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

- Develop and execute our business model;

- Attract and maintain an adequate customer base;

- Raise additional capital as contemplated in this offering, if necessary, in the future;

- Protect ourselves against pending and potential lawsuits threatening our ability to provide our services; and

- Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We are new and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

- A lack of operating experience;

- Increasing net losses and negative cash flows;

- Insufficient revenue or cash flow to be self-sustaining;

- An unproven business model;

- Difficulties in managing rapid growth.

An investment in our Crowd Revenue Participations is a speculative investment, therefore no assurance can be given that you will realize your investment objectives.

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Crowd Revenue Participations. There is a risk that we will not be able to continue to successfully implement our business plan, which could have an adverse effect on our ability to generate revenue and in turn, provide a return to investors. Further, we filed for bankruptcy in 2017 and as of September 30, 2020, the Reorganization Plan was confirmed and effective. As we obtained a chapter 11 bankruptcy discharge and although the terms of the Reorganization Plan require us to make quarterly payments over a period of 14 years beginning on the Effective Date, we are unable to predict the impact these payments and other terms of the Reorganization Plan and Settlement Agreement may have on our business, cash flow, liquidity, financial condition or capital structure. This includes all payment obligations under the promissory note payable to the Studios pursuant to the Settlement Agreement, which promissory note has a term of 14 years. For these reasons, each prospective investor of our Crowd Revenue Participations should carefully read this Offering Statement. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

We have a history of net losses, and the fact that we earned a profit during 2020 and 2021, in no way guarantees that we will be able to maintain profitability.

We recorded net income of $17,118,611 in fiscal 2021, net income of $15,610 in fiscal 2020, and a net loss of $1,611,154 in fiscal 2019. Prior to 2020, we recorded a net loss in all prior reporting periods. If our ability to generate positive net income remains inconsistent in the future, the value of our Common Stock would likely be materially and adversely affected.

Our future indebtedness may limit our ability to declare and repay existing debt obligations and may affect our operations.

We may seek debt financing to assist with the financing of our future operations. Our ability to make principal and interest payments with respect to any such debt incurred depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, most of such indebtedness will likely be secured by substantially all of our assets and will contain restrictive covenants that limit our ability to repay our existing debt obligations and to incur additional indebtedness. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, could limit our ability to repay existing debt obligations in a timely fashion, if at all. Such leverage may also adversely affect our ability to finance future operations and capital needs, or to pursue other business opportunities and make results of operations more susceptible to adverse business conditions.

We entered into a Settlement Agreement pursuant to which we issued a $62.4 million promissory note to the Studios, which requires us to pay $9.9 million over 14 years, and under certain circumstances we may be required to pay the entire balance, which could have a material adverse effect on our ability to continue business operations.

We entered into a Settlement Agreement with certain parties under which we are subject to a $62.4 million Promissory Note (the "Note"), which requires us to pay $9.9 million over 14 years in 56 quarterly payments of $176,785.72 (with an option to reduce the payment to $7.8 million by paying it off in 3-5 years). Pursuant to the Settlement Agreement and the Note, if we are found to have violated certain conditions of the Settlement Agreement, specifically the unauthorized use of copyrighted works of the Studios, we may be responsible for the unpaid balance of the Note, which will remain outstanding for 14 years from the Effective Date, all of which could have a material adverse effect on us and our ability to continue business operations. If we fail to timely make any payment due under the Note (subject to its right to pay the lesser settlement amount of $9.9 million), such failure to pay shall constitute a default. If we fail to cure the payment default within five (5) business days after a Notice of Default served by the Studios, the Studios shall be entitled to accelerate payment under the Note and foreclose as set forth in the Security Agreement/Compliance Lien, which would have a material adverse effect on our ability to continue business operations.

Management will have broad discretion as to the use of the proceeds from the offering.

Investors will be relying on the judgment of the Company's management as to the use of the net proceeds from the offering for the purpose of marketing, advertising and distributing the Film.

Risks Related to our Business

If our efforts to attract and retain customers are not successful, our business will be adversely affected.

We have experienced positive viewer and customer growth since launching our original content in December 2016. Our ability to continue to attract customers will depend, in part, on our ability to consistently provide our customers with compelling content choices and a quality experience for selecting and viewing our original content. Furthermore, the relative service levels, content offerings, pricing, and related features of competitors to our service may adversely impact our ability to attract and retain customers. If consumers do not perceive our service as valuable, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain customers. In addition, many of our customers try our service resulting from word-of-mouth advertising from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers, and, as a result, our ability to maintain and/or grow our business will be adversely affected. Customers may cease to use our service for many reasons, including the need to cut household expenses, unsatisfactory availability of content, competitive services providing a better value or experience, and customer service issues not being satisfactorily resolved. We must continually add new customers both to replace departed customers and to grow our business beyond our current customer base. If we are unable to compete successfully with current and new competitors in retaining existing customers and attracting new customers, our business will be adversely affected. Further, if excessive numbers of customers cease using our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate, to replace these customers with new customers.

The popularity of theatrical and SVOD releases are difficult to predict and can change rapidly, leading to significant fluctuations in our revenues. A low public acceptance rate of our content may adversely affect our results of operations.

The production and distribution of feature films, SVOD and other content are inherently risky businesses, largely because the revenues derived from the sale or licensing of such content depend primarily on widespread public acceptance, which is difficult to predict. In addition, we must invest substantial amounts in the marketing of feature films and SVOD before it learns whether these feature films and streaming programs and products will reach anticipated levels of popularity and financial return with viewers.

The popularity of our content depends on many factors, only some of which are within our control. Examples include the quality and public acceptance of competing content available or released at or near the same time, the availability of alternative forms of leisure and entertainment activities, and our ability to maintain or develop strong brand awareness and target key audience demographics. If we are not able to create and distribute content that is popular with consumers and affiliates, our revenues may decline or fail to grow to the extent we anticipate when making investment decisions.

The popularity of our content is reflected in:
- the theatrical performance of our feature films;
- the demand for SVOD services;
- sales of our home video releases and merchandise;
- the number of unique visitors to our websites and platforms.

The underperformance of a feature film, particularly an "event" film (which typically has high production and marketing costs), can have an adverse impact on our results of operations in both the year of release and in the future.

The video industry is subject to rapid technological change. We must continue to enhance and improve our technology.

Our current software and related web-based technology is developed and in use. We must continue to enhance and improve the performance, functionality, and reliability of the systems upon which our business model is built. The development of any software is characterized by rapid technological change, rapid introduction or changes in user requirements and preferences, short development cycles, frequent introduction of new products and services, new technologies, and the emergence of new industry standards and practices that could render our existing technology obsolete. Our success will depend, in part, on our ability to continue to develop new technologies that enhance our existing technology, to address the varied needs of existing and new customers while also responding to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, strategic partner and customer requirements or emerging industry standards, that will have a material adverse effect on our ability to succeed.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported, and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet based e-commerce entertainment video providers, are increasing their Internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing, and other resources. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to product development, technology, infrastructure, content acquisitions, and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully, or profitably, compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues, or profitability.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations and scaling our service to effectively, and reliably, handle anticipated growth in both customers and features related to our service. As we ramp up our offering, we are building out crowd-sourcing expertise to help us select content to fund, create and distribute. If we are not able to manage the growing complexity of our business, including improving, refining, or revising our systems and operational practices related to our video operations, our business may be adversely affected. We are expanding our operations, scaling our technology to effectively and reliably handle the anticipated growth in both customers and features related to our service, ramping up our ability to provide customers with a dynamic community experience, as well as continuing to operate our service within the U.S. To enhance the attractiveness of our service, we are continuing to develop software and other technology and utilize third-party "cloud" storage services to ensure our users can view desired content using the same modern devices as everyone else. If we are not able to manage the growing complexity of our business, including improving, refining, or revising our systems and operational practices, our business may be adversely affected.

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the way in which we allow the customer to help us choose the content that is ultimately added to the service, we may not be able to attract or retain customers, and our operating results may be adversely affected.

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content is perceived as low quality, or our failure to sufficiently differentiate our content offerings from our competitors, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our service to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of the materials that we acquire and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our Web site such as customer reviews. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately do not make available on our service, or if we become liable for content we acquire and/or distribute, our business may suffer. Litigation to defend such claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our operating results. We may not be indemnified or insured against such claims or costs of these types.

We rely upon a number of partners to make our service available on their devices.

We currently offer customers the ability to receive content through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various tech companies and distributors to make our service available through the television set-top boxes of such service providers. We intend to continue to broaden our capability to transmit TV shows and movies to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our content to our customers via those devices, our ability to grow our business could be adversely impacted. Furthermore, the devices are manufactured and sold by entities other than us and while these entities should be responsible for the devices' performance, the connection between us and those devices may nonetheless result in customer dissatisfaction toward the Company and such dissatisfaction could result in claims against us or otherwise adversely impact our business.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, and cybersecurity breaches. Interruptions in these systems, or with the Internet in general, could leave our service unavailable or degraded, or otherwise hinder our ability to deliver content to our customers. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential customers.

Our computer systems and those of third parties we use in our operations are vulnerable to cybersecurity breaches, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse, or theft of data. Any attempt by hackers to obtain our data (including customer and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and protect our data and systems. To date hackers have not had a material impact on our service or systems however this is no assurance that hackers may not be successful in the future. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party "cloud" computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us deliver TV shows and movies in high volume to our customers over the Internet. Problems faced by us or our third-party

Web hosting, "cloud" computing, or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our customers.

We rely upon certain third-party cloud computing service providers to operate certain aspects of our service and any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

Several third-party cloud computing services providers provide us with a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by such providers. Currently, we run the vast majority of our computing using such third-party cloud computing services. Given this, along with the fact that we cannot easily switch our operations to another cloud provider, any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

If the technology we use in operating our business fails, becomes unavailable, or does not operate to expectations, our business and operating results could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. We also use technology to recommend and merchandise content to our consumers as well as to enable fast and efficient delivery of content to our customers and their various consumer electronic devices. For example, we have built and deployed our video on a content delivery network, or CDN. To the extent Internet Service Providers, or ISPs, do not interconnect with our CDN, or if we experience difficulties in its operation, our ability to efficiently, and effectively, deliver our content to our customers could be adversely impacted and our business and results of operation could be adversely affected. We also utilize third party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing customers and add new customers may be impaired. Also, any harm to our customers' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we may experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

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We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our new customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of Internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted.

Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation.

In the ordinary course of business, and in particular in connection with merchandising our service to our customers, we collect and utilize data supplied by our customers. We must comply with various international, federal, and state laws and regulations related to the handling, use and protection of data, and may become subject to additional legislation in the future. Any actual or perceived failure to comply with data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for breach of contract, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.

Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our customers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.

We maintain personal data regarding our customers. This data is maintained on our own systems as well as those of third parties we use in our operations. With respect to billing data, such as credit card numbers, we do not store such information on our servers, but rely on third party services that are PCI DSS compliant for storing and accessing billing information. We take measures to protect against unauthorized intrusion into our customers' data. Despite those measures, we, our payment processing services and other third-party services we use could experience an unauthorized intrusion into our customers' data. In the event of such a breach, current and potential customers may become unwilling to provide the information to us necessary for them to become customers. Additionally, we could face legal claims for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our customers' data occur, our business could be adversely affected.

We are subject to payment processing risk.

Our customers pay for our service using a variety of payment methods, including credit and debit cards. We rely on internal systems as well as those of third parties to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses, and operating results could be adversely impacted. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation, and, if not adequately controlled and managed, could create negative consumer perceptions of our service.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of proprietary information, invention assignment, non-competition and arbitration agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We have applied and we expect to apply for trademark registrations and the issuance of patents from time to time. Such applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to mimic our service and methods of operations more effectively, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

We currently hold various domain names relating to our brand. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for customers to find our web site and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, our recommendation and merchandising technology, and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our website. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology, or otherwise alter our business practices on a timely basis in response to claims for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. Defending against intellectual property claims, whether they are with or without merit or are determined in our favor, would result in costly litigation and the diversion of technical and management personnel. It also may result in our inability to use our current web site, streaming technology, our recommendation and merchandising technology or inability to market our service and merchandise our products. As a result of such dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities, or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us which would adversely affect our business operations.

We are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

From time to time, we may be subject to litigation or claims that could negatively affect our business operations and financial position. We have previously been engaged in patent litigation with Clearplay. On October 12, 2017, the case was stayed until a final decision was rendered in the Disney Litigation. Pursuant to the Reorganization Plan and related Settlement Agreement, we have dropped our appeal of the judgment in the Disney Litigation, and, as a result, ClearPlay has reasserted one or more of its patent claims against us. It is possible that a portion of our working capital could be required to fund expenses in our defense of this and future legal matters. As we grow, we expect the number of litigation matters against us to increase. These matters have included copyright infringements, which are typically expensive to defend. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention and could negatively affect our business operations and financial position. See **"DESCRIPTION OF OUR BUSINESS – Legal Proceedings."**

We may lose key employees or may be unable to hire qualified employees.

We rely on the continued service of our senior management, including our CEO and co-founder Neal Harmon, members of our executive team, other key employees, and the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical, and other personnel. We may not be successful in recruiting new personnel and in retaining and motivating existing personnel, which may be disruptive to our operations. See **"DIRECTORS AND EXECUTIVE OFFICERS."**

We are dependent on our management to achieve our objectives, and our loss of, or inability to obtain, key personnel could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to pay dividends.

Our success depends on the diligence, experience and skill of our Board and officers. Neal Harmon is our director and our Chief Executive Officer. Jeffrey Harmon is our Chief Content Officer. Elizabeth Ellis is our Chief Operating Officer. Patrick Reilly is our Chief Financial Officer. Jordan Harmon is our President. We have neither employment agreements with, nor key man insurance for, any of our officers and the loss of any of them, but particularly Messrs. Harmon, could harm our business, financial condition, cash flow and results of operations. Any such event would likely result in a material adverse effect on your investment.

Our ability to monetize content that we distribute is heavily reliant on factors outside of our control.

Our ability to monetize content that we distribute is heavily reliant on factors outside of our control, including, but not limited to, the potential loss of key talent, the potential for budget overruns, the quality of the content produced, the timeliness of the production and subsequent release schedule, and the relationship of the creator with the audience. If we are unable to find ways to mitigate the risks associated with these external factors, or bring these factors within our control, it may have a material adverse impact on our business, results of operations, and financial condition.

Risks Relating to the Formation and Internal Operation of the Company

You have no rights regarding our management; therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

Our Board will have sole power and authority over the management of the Company, subject only to the requirements of the DGCL. You will not have an active role in the Company's day-to-day management. Furthermore, you will not have the right to vote in the election or removal of the director(s).

We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our Board determines our operational policies and our business and growth strategies. Our directors may make changes to, or approve transactions that deviate from, those policies and strategies without a vote of, or notice to, our stockholders or debtholders. This could result in us conducting operational matters or pursuing different business or growth strategies than those contemplated in this Offering Statement. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could materially and adversely affect our business and growth.

The Board and our executive officers will have limited liability for, and will be indemnified and held harmless from, the losses of the Company.

The Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of our Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A successful claim for such indemnification could deplete the Company's assets by the amount paid.

Our business may be subject to regulatory or legislative changes.

The Company may face government regulation and legal uncertainties in connection with its business. There may be a number of federal, state or local legislative or regulatory proposals under consideration of which the Company is not aware or which may be considered or adopted in the future. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may negatively impact the Company's growth, impose additional burden on the Company or alter how the Company does business. This could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

Members of our Board and our executive officers may have other business interests and obligations to other entities.

Neither our directors nor our executive officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company; provided, that our executive officers and employee directors are all full-time employees of our company and are expected to spend such time fulfilling their duties as is necessary to do so. On the other hand, our non-employee directors are not full-time with our company and must only spend such time managing our company as they deem necessary to fulfill their fiduciary duties to our company. We are dependent on our directors and executive officers to successfully operate the Company, and in particular Mr. Neal Harmon. Their other business interests and activities could divert time and attention from operating our business. For more information related to this, see **"DIRECTORS AND EXECUTIVE OFFICERS - Biographical Information."**

Risks Related to the Offering and Lack of Liquidity

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Crowd Revenue Participations have not been registered under the Securities Act of 1933, or the Securities Act, and the revenue participation rights being offered are being offered in reliance upon the exemption provided by Regulation Crowdfunding. We represent that this Offering Statement on Form C does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation CF, or if we fail to register the Crowd Revenue Participations or find an exemption under the securities laws of each state in which we offer the Crowd Revenue Participations, each investor may have the right to rescind their purchase of the Crowd Revenue Participations and to receive back from the Company their purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

We rely on an exemption to registration under Section 12(g) of the Securities and Exchange Act of 1934, as outlined in 17 CFR § 240.12g-6.

Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") generally requires that an issuer of a class of securities with over 500 holders of record who are not accredited investors (as defined in 17 CFR § 230.501), or over 2,000 total holders of record, as well as over $10,000,000 in assets, to register that class of equity securities under the Exchange Act. However, among other exemptions, holders of record equity securities pursuant to Regulation CF or Regulation A are excluded from the count for purposes of required registration pursuant to Section 12(g) under certain criteria. With respect to our Class B common stock issued pursuant to Regulation CF, one of those criteria is that our assets, as of our most recent fiscal year end, do not exceed $25,000,000, and, with respect to our Class B common stock issued in a Tier 2 offering pursuant to Regulation A, one of the criteria is that our public float, as of the end of our most recently completed semiannual period, does not exceed $75 million, or in the event that our public float calculation was zero, that our revenues, as of our most recent fiscal year end, are less than $50 million.

As of our most recent fiscal year end, which was completed on December 31, 2021, we have exceeded the asset criterion under Regulation CF and the revenues criterion under Regulation A. There is a two-year transition period regarding the inclusion of holders of record of equity securities issued pursuant to either Regulation CF or Regulation A, following which we will be required to include the purchasers of our Class B common stock, from our previous Regulation CF and Regulation A offerings, in our calculation of holders of record of our Class B common stock beginning on December 31, 2023. This will result in us having to file a registration statement for our Class B common stock under the Exchange Act within 120 days after December 31, 2023.

Registration under the Exchange Act will result in a significant increase in our costs of securities compliance in comparison with our costs in complying with our current obligations under Regulations A and Regulation CF. In addition to more, and more voluminous, periodic and current reports as required under Section 13 of the Exchange Act and the rules and forms promulgated thereunder, we will also be required to comply with proxy rules under Section 14 of the Exchange Act, as well as other rules and regulations. The costs of the foregoing compliance and the time spent by our management on such compliance would greatly exceed that currently spent on securities compliance, which would likely have a material adverse impact on our financial condition and results of operations.

The Company could potentially be found to have not complied with securities law in connection with this offering related to "Testing the Waters."

Prior to filing this Offering Statement on Form C, the Company may have engaged in "testing the waters" communications as permitted under Regulation Crowdfunding (17 CFR § 227.206), which allows issuers to communicate with potential investors to determine whether there is sufficient interest to warrant moving forward with an actual offering. All communication sent are deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any investor who expressed interest prior to the date on which this Offering Statement on Form C was filed, should read this Offering Statement on Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the filing date of this Offering Statement on Form C. Any communications sent to investors prior to the filing of this Offering Statement on Form C, if any, are attached hereto. Some of these communications may not have included proper disclaimers required for "testing the waters." See **"TESTING THE WATERS"**.

You may lose some or all of your initial purchase price for the Crowd Revenue Participations because the Crowd Revenue Participations are highly risky and speculative. Only investors who can bear the loss of their entire purchase price should purchase our Crowd Revenue Participations.

The Crowd Revenue Participations are highly risky and speculative because the Crowd Revenue Participations are only entitled to revenue participation in the revenue generated by the theatrical release of the Film. If the revenues generated by the theatrical release of the Film do not exceed one hundred and twenty percent (120%) of the value of the Crowd Revenue Participations purchased, then holders of the Crowd Revenue Participations will be paid out at less than face value. Crowd Revenue Participations are suitable purchases only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the Crowd Revenue Participations, you should not purchase the Crowd Revenue Participations.

The Crowd Revenue Participations are not secured by any collateral or guaranteed or insured by any third party.

The Crowd Revenue Participations will not represent an obligation to any other party except the Company. The Crowd Revenue Participations are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. As a result, there is no assurance or guarantee that the revenue generated by the Film will be high enough that investors in the Crowd Revenue Participations will earn a return on their investment.

Risks Related to Our Chapter 11 Reorganization

The Company filed a voluntary petition for relief under chapter 11, title 11 of the United States Bankruptcy Code and was reorganized under the Reorganization Plan confirmed by the Bankruptcy Court on September 4, 2020 and became effective on September 30, 2020. The Reorganization Plan may have a material adverse impact on our business, financial condition, results of operations, and cash flows.

On October 18, 2017, the Company filed a voluntary petition for relief, or the Bankruptcy Filing, under chapter 11, title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court, case number 17-29073. On September 4, 2020, the Court confirmed the Reorganization Plan and on September 30, 2020, the Reorganization Plan became effective. Pursuant to the Reorganization Plan and related settlement agreement dated August 26, 2020 (the "Settlement Agreement"), the Company will pay the Studios $9,900,000 over 14 years, without interest, provided, however, that the unpaid balance of the Note ($62,461,456 minus any paid amounts) will remain outstanding for 14 years from the Effective Date.

Pursuant to the Note, the Company will be required to make quarterly payments of $176,785.72, or approximately $707,143 per year, for 14 years, which will reduce the Company's available cash flow and impair our ability to grow. Further, while the Note will be marked paid and cancelled after 14 years subject to certain conditions, in the event the Company breaches the settlement agreement, whether through violation of any of the

Express Covenants in the Settlement Agreement, including the No Use Covenant (as defined in the Settlement Agreement), or otherwise, the Company may be required to pay the full outstanding amount of the Note and dispose of the collateral pledged under the Security Agreement, which comprises all of the Company's assets and all of the equity in Angel Studios owned by Neal and Jeffrey Harmon, under the Security Agreement and Compliance Lien (as defined herein), which would have a material adverse impact on the Company's ability to continue business operations.

Unlimited in duration, the No Use Covenant provides that the Company shall be precluded from any actions which directly or indirectly, descramble, decrypt or otherwise bypass a work of the Studios or any of their affiliates, reproduce such a work, stream, transmit, or publicly perform such a work, and distribute such a work. Such restrictions may limit the Company's content offerings and its ability to attract or retain customers. The Company has also agreed not to sue the Studios, and not to use resources to lobby to amend the Family Movie Act for a period of fourteen (14) years following the Effective Date of the Plan. The Family Movie Act or The Family Movie Act of 2005, exempts from copyright and trademark infringement, under certain circumstances: (1) making limited portions of the audio or video content of a motion picture for private home viewing imperceptible; or (2) the creation of technology that enables such editing. These covenants will reduce the Company's ability to protect itself against future litigation, which may cause the Company to incur unexpected losses, some of which might not be covered by insurance and could materially affect our financial condition and our ability to continue business operations.

Although the Reorganization Plan was confirmed, we may not be able to achieve our stated goals and objectives, which may have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Although the Reorganization Plan was confirmed and effective, we may continue to face a number of risks, such as changes in economic conditions, changes in our industry, and increasing expenses. Although the Reorganization Plan is confirmed and effective and the Company will continue as a going concern pursuant to the Reorganization Plan, these risks are magnified for a Company that has recently obtained a chapter 11 bankruptcy discharge.

Furthermore, although our debts have been restructured through the Reorganization Plan, we may need to raise additional funds through public or private debt or equity financing or other various means to fund our business. Our access to additional financing may be limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms, if they are available at all.

As a result of the bankruptcy proceedings, our historical financial information may not be indicative of our future performance, which may be volatile.

During the bankruptcy proceedings, our financial results were volatile as restructuring activities and expenses, contract terminations and rejections, and claims assessments significantly impacted our consolidated financial statements. In addition, settlement of the Disney Litigation and implementation of the Settlement Agreement and Reorganization Plan will require significant expenditures. As a result, our historical financial performance during that time, was likely not indicative of our financial performance after the date of the filing of bankruptcy. In addition, as we emerge from Chapter 11, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to our operating plans pursuant to the Reorganization Plan.

We may be found in violation of the Settlement Agreement in relation to the unauthorized use of copyrighted works by a Studio or its affiliates. If a Studio prevails in an Enforcement Action against us, our business would be adversely impacted and this would significantly impair our ability to continue as a going concern.

In accordance with the Settlement Agreement and the No Use Covenant described thereunder, our Company must certify that no copyrighted works of the Studios or their affiliates are stored on our computers or servers in compliance with the list(s) provided by the Studios of their copyrighted works. Thereafter, any unauthorized use (as described in the Settlement Agreement) by the Company of a copyrighted work owned or controlled by a Studio or its affiliate without the express written authorization of a Studio or its affiliate is a "Strike," regarded as unpermitted conduct in violation of the Settlement Agreement, subject to a Notice of Default. If the Company incurs four strikes within a consecutive five-year period, any Studio may institute an Enforcement Action against us. If a Studio prevails in an Enforcement Action, it shall be entitled to all available remedies, including: (i) acceleration of the Note, if the Note has not been cancelled and (ii) foreclosure on all collateral pledged under the Security Agreement and Compliance Lien, which comprises all of the Company's assets and all of the equity in Angel Studios, owned by Neal Harmon and Jeffrey Harmon and would significantly adversely affect our financial condition and our ability to continue our business operations.

We are subject to liens on our personal property, including our intellectual property, under the Reorganization Plan, which if enforced, would significantly impair our intellectual property rights and our ability to continue as a going concern.

Pursuant to the Reorganization Plan, performance under the Note as well as the Express Covenants shall be secured by a first priority fully perfected lien, which was placed on all equity in the Company owned by Neal and Jeffrey Harmon and all of the Company's assets currently owned and controlled by the Company, its affiliates and subsidiaries, or acquired, created, owned and controlled by the Company after the Effective Date, including intellectual property, such as patents, patent applications, trademarks, tradenames, copyrights, and copyright applications (the "Compliance Lien"). In the event of a violation of the Express Covenants or uncured default of the payment obligations as described within the Note, the Studios can institute an Enforcement Action in Bankruptcy Court. If the Studios prevail in an Enforcement Action against the Company, the Compliance Lien will be enforced and foreclosed upon, disposing of any collateral that could be used to satisfy the list of claims in accordance with the priorities set forth in the Reorganization Plan. The Compliance Lien shall remain in effect for fourteen (14) years.

Any liens on our intellectual property enforced under the Reorganization Plan would have a material adverse effect on our ability to continue our business operations.

Risks Related to Benefit Plan Investors

Fiduciaries investing the assets of a trust or pension or profit-sharing plan must carefully assess an investment in our Company to ensure compliance with ERISA.

In considering an investment in the Company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Crowd Revenue Participations are not freely transferable and there may not be a market created in which the Crowd Revenue Participations may be sold or otherwise disposed; and (iii) whether interests in the Company or the underlying assets owned by the Company constitute "Plan Assets" under ERISA.

THE OFFERING

The funds received from this offering will be used to help fund the Prints and Advertising ("P&A") costs associated with the theatrical distribution of the "Sound of Freedom" (the "Film"). P&A is an industry term for "print and advertising" and generally refers to the money spent to release and market a feature film. P&A generally applies when a theatrical motion picture is completed or is in the advanced stages of completion.

Use of Proceeds

Net proceeds to the Company from this offering will be up to $5,000,000, assuming we sell the Maximum Offering Amount. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering.

Use of Funds:		If Target Offering Amount Sold: $1,000,000		If Maximum Offering Amount Sold: $5,000,000
Portal Intermediary Fees:	$	60,000	$	300,000
Estimated Escrow and Processing Fees:	$	5,000	$	15,000
Print & Advertising Expenses:	$	875,000	$	4,385,000
Miscellaneous Expenses	$	60,000	$	300,000
Total:	$	1,000,000	$	5,000,000

The above figures represent only estimated costs. The expected use of proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad direction over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from the offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Stretch goals for in between the Target Offering Amount and the Maximum Offering Amount are as follows:

Amount Raised	Estimated # of Theaters	Amount Raised	Estimated # of Theaters
$2.0 million	2,500	$3.6 million	3,525
$2.1 million	2,600	$3.7 million	3,550
$2.2 million	2,700	$3.8 million	3,575
$2.3 million	2,800	$3.9 million	3,600
$2.4 million	2,900	$4.0 million	3,625
$2.5 million	3,000	$4.1 million	3,700
$2.6 million	3,050	$4.2 million	3,725
$2.7 million	3,100	$4.3 million	3,750
$2.8 million	3,150	$4.4 million	3,800
$2.9 million	3,200	$4.5 million	3,825
$3.0 million	3,250	$4.6 million	3,850
$3.1 million	3,300	$4.7 million	3,875
$3.2 million	3,350	$4.8 million	3,900
$3.3 million	3,400	$4.9 million	3,925
$3.4 million	3,450		
$3.5 million	3,500		

PLAN OF DISTRIBUTION

We are not selling the Crowd Revenue Participations through commissioned sales agents or underwriters. We will use the website of Angel Funding, invest.angel.com, to provide notification of the offering. This Offering Statement will be furnished to prospective investors at invest.angel.com/freedom via download 24 hours per day, 7 days per week on Angel Funding's website. Angel Funding's website will be the exclusive means by which prospective investors may subscribe in this Offering.

Upon closing, a notice will be sent to each investor indicating the number, and amount, of securities purchased in the offering.

How to Cancel an Investment

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

- The intermediary will notify investors when the target offering amount has been met by display on the offering page.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC account by clicking on the cancel commitment button in your account profile under My Investments.

TESTING THE WATERS

The Company did not make use of any written communication or broadcast script for testing the waters prior to filing this Offering Statement on Form C.

OWNERSHIP AND CAPITAL STRUCTURE

Capitalization

The following table sets forth all of the currently authorized and outstanding classes of securities of the Company and any material terms, if any, of the authorized and outstanding classes of securities of the Company as of the date of this Offering Statement on Form C.

Class of Security	Authorized Shares	Issued & Outstanding Shares	Voting Rights	Other Rights
Class F Common Stock	15,500,000	9,934,976	Yes	Representative Director
Class A Common Stock	27,500,000	10,959,165	Yes	Representative Director
Class B Common Stock	4,000,000	3,348,988	Yes	Representative Director
Class C Common Stock	38,000,000	580,970	Yes	

We are offering up to $5,000,000 in aggregate revenue participation rights to our upcoming theatrical release of "Sound of Freedom" (the "Film"), which we refer to as the "Crowd Revenue Participations", or the "Revenue Participations". Angel Studios has secured exclusive global theatrical distribution rights to the Film. The following is a summary of the terms of the Crowd Revenue Participations, is not intended to be a complete description of the terms of the Crowd Revenue Participations, and is qualified in its entirety by the Revenue Participation Agreement, which is attached as Exhibit 1.2 to this Offering Statement on Form C:

- The Crowd Revenue Participations are an obligation, of the Company, to pay on a first priority basis, all of the Gross Receipts from the theatrical release of the Film to the holders of the Revenue Participations, until such a point that the holders of the Crowd Revenue Participations have received the maximum return of one hundred and twenty percent (120%) of the purchase price of their Crowd Revenue Participations.

- Holders of the Crowd Revenue Participations will not be entitled to receive payments from any other sources of revenue that may be generated by the Film.

- If Gross Receipts from the theatrical release of the Film are less than five million dollars ($5,000,000) your investment in the Crowd Revenue Participations will be subject to a loss of principal.

- If the Gross Receipts from the theatrical release of the Film are greater than five million dollars ($5,000,000), but less than six million dollars ($6,000,000), you will not receive the full return contemplated in this offering.

- The Crowd Revenue Participations are not secured by a security interest in any assets of the Company and will only be paid from the Gross Receipts.

- The Crowd Revenue Participations will be due and payable by the Company on or before the earlier of the earliest dates when such amounts are available to be paid out of the Gross Receipts, but in any event no later than the date that is twelve (12) months after the initial theatrical release of the Film, or July 4, 2024.

- The Crowd Revenue Participations are only entitled to payment from the Gross Revenues earned by the Company from the theatrical release of the Film, and will be paid as first money out to the holders to the Crowd Revenue Participations.

- Payments to holders of the Crowd Revenue Participations will be paid pro-rata among the holders of the Crowd Revenue Participations, without preference or priority of any kind.

- The holder of the Crowd Revenue Participations will not be entitled to vote on any matters submitted to a vote of the stockholders.

In accordance with the Revenue Participation Agreement, the amendment and the modification of the rights and obligations of the Company and the rights of the holders under the Revenue Participation Agreement and the Crowd Revenue Participations may be made only with the consent of the holders of at least a majority of the aggregate principal of the Crowd Revenue Participations at the time outstanding.

Transfer Restrictions

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) To the Issuer;

(2) To an accredited investor;

(3) As part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Offering Statement contains certain forward-looking statements that are subject to various risks and uncertainties. Factors that might cause or contribute to such differences include, but are not limited to, those discussed on Page 3 of this Offering Statement under the heading "STATEMENTS REGARDING FORWARD-LOOKING INFORMATION."

We assume no obligation to revise or publicly release any revision to forward-looking statements contained in the Offering Statement, unless required by law.

Overview

In 2020, we sold a monthly subscription service for access to technology that permitted a user to skip or mute limited portions of motion pictures. We entered into an asset purchase agreement on March 1, 2021, agreeing to sell and assign substantially all the assets and certain liabilities of our content filtering service.

On January 20, 2017, we filmed our very first episode of Dry Bar Comedy. To date, we have produced hundreds of original comedy specials, spanning 12 seasons. Dry Bar Comedy has become one of the largest collections of clean comedy that can be enjoyed by everybody. We are continuing our efforts to develop new and innovative ways to engage audiences with content in the manner that best fits their individual lifestyle and preference.

We continue to produce our own original content and seek relationships with artists, and other content filmmakers. In 2018, we partnered with The Chosen to provide them with the technology and know-how necessary to raise capital using Tier 2 of Regulation A of the Securities Act of 1933, as amended. The Chosen successfully raised nearly $10M in capital to produce, it says, the first multi-season television series about the life of Jesus Christ. The first season of The Chosen was released publicly in November 2019, with us as its exclusive global distribution partner. We have since partnered with several other filmmakers, who are at various stages at either raising capital, creating content, and/or already streaming on the Angel Studios Platform.

Financial Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit 1.1.

Results of Operations

The following represents our performance highlights for the period ended December 31, 2022, as compared to the period ended December 31, 2021.

| | For the Period Ended December 31, | | | Change | |
	2022	2021		2022 vs. 2021	
Revenues					
Revenues	$ 75,516,562	$ 122,793,064	$ (47,276,502)	-39	%
Operating Expenses					
Cost of revenues	$ 40,392,001	$ 77,129,092	$ (36,737,091)	-48	%
Sales and marketing	19,257,984	15,940,749	3,317,235	21	%
General and administrative	12,049,547	11,770,089	279,458	2	%
Research and development	12,345,518	4,939,002	7,406,516	150	%
Write-down of digital assets	5,065,413	2,737,658	2,327,755	85	%
Legal expenses	802,044	585,444	216,600	37	%
Total Operating Expenses:	$ 89,912,507	$ 113,102,034	$ (23,189,527)	-21	%

Revenues

Our primary source of revenue is the sale of digital and physical products related to content we either produce ourselves or distribute for third parties. In 2022, the significant decrease in revenues was largely related to the delay in release of season 3 of The Chosen and increased economic uncertainty. Season 2 was released in early 2021, which brought in additional digital and physical media sales revenue, whereas Season 3 of The Chosen did not release until the end of 2022. As a result of this delay, we saw a significant decrease in sales of both digital and physical products.

Operating Expenses

Our cost of revenues decreased significantly in 2022 as the decreased revenues resulted in lower licensing and royalty costs, lower cost of goods sold on merchandise, and lower transaction processing costs.

The increase in sales and marketing expense was primarily due to an increase in advertising costs and increased headcount of our sales and marketing team. As the company continues to bring on additional content, this cost will be expected to continue to rise.

Higher general and administrative costs were related to the increased support staff necessary to manage the continued and expected growth of the business, while higher research and development costs were due to the addition of headcount necessary to continue our focus on improving existing products, optimizing existing services, and developing new technology to better meet the needs of our customers and partners.

In 2021, we invested an aggregate of approximately $10,600,000 in bitcoin to further diversify returns on cash and cash equivalents balances that are not required to maintain adequate operating liquidity. As of December 31, 2022 and 2021, the current carrying value of the digital assets exceeded the fair value based on open markets and as such we recorded an impairment loss of $5,065,413 and $2,737,658, respectively on the digital assets.

Legal expenses have remained relatively small during the periods ended 2022 and 2021.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

| | For the Year Ended December 31, | | Change | | |
	2022	2021	2022 vs. 2021		
Cash and cash equivalents	$ 10,721,628	$ 24,258,513	$ (13,536,885)	-56	%
Accrued settlement costs	4,855,859	5,064,232	(208,373)	-4	%
Note payable	2,000,000	-	2,000,000	100	%

Cash and cash equivalents decreased $13.54 million in the twelve months ended December 31, 2022, primarily due to a decrease in sales and investments made in affiliates.

To date, we have funded a significant portion of our operations through private and public offerings of common stock. As of December 31, 2022, we had cash on hand of $10,721,628. We have accrued settlement costs in the amount of $9,016,072, payable over forty-seven (47) remaining equal quarterly installments of $176,786. The expense was recorded at the present value of the obligation with an imputed interest rate of 10% during 2021. The short-term obligation related to these settlement costs as of December 31, 2022, was $230,005, and the long-term portion is $4,625,854. We also had a note payable for a print and advertising note in the amount of $2,000,000 that was due and fully paid in March 2023. As we continue to grow, we expect to raise additional funds to cover any shortfall in operating needs. We raised $7,500,000 during the first quarter of 2023 through equity raises and plan to continue to raise additional capital during 2023. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have no commitments for additional capital funds.

Regulation CF Offering

On March 18, 2021, the Company commenced an offering pursuant to Regulation CF of the Securities Act of 1933, as amended (the "Regulation CF Transaction"). The Company sold 561,797 shares of our Class B Common Stock at a price of $8.90 per share. The Regulation CF Transaction was conducted through VAS Portal, LLC (the "Intermediary"). The Intermediary received 5% of the total amount raised in the transaction (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $4,611,328 of net proceeds from the Offering.

Tender Offer

On October 1, 2021, the Company commenced a tender offer for up to 1,424,734 shares of our outstanding common stock at a purchase price of $8.90 per share in cash. The tender offer resulted in the Company purchasing an aggregate of 948,822 shares of its common stock for a total of $8,444,516 in cash.

Secondary Stock Transactions

On October 18, 2021, the Company sold 1,685,392 shares of its Class A Common Stock at the average price of $9.28 per share. The Company received $4,999,993 in cash, and the equivalent value of $10,649,895 in bitcoin for the shares.

On November 18, 2021, the Company sold 277,181 shares of its Class A Common stock at the price of $8.90 per share. The Company received $2,466,911 in cash for the shares.

Between February 14, 2023, and March 27, 2023, the Company sold 528,914 shares of its Class C Common stock at the price of $14.18 per share. The Company received $7,500,000 in cash for the shares. To date, we have funded our operations through private and public offerings of common stock. As of December 31, 2021, we had cash on hand of $10,721,628. We have an outstanding, non-interest-bearing promissory note in the amount of $8,308,929, payable over fifty-one (47) remaining equal quarterly installments of $176,786. The expense was recorded at the present value of the obligation with an imputed interest rate of 10%. The short-term obligation related to this note as of December 31, 2021, was $230,005, and the long-term obligation is $4,625,854. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have commitments for additional capital funds.

Trends and Key Factors Affecting Our Performance

Our business currently generates a significant portion of our total revenue from distribution activities related to our agreement with The Chosen or the Chosen Agreement. The Chosen Agreement outlines the current contractual arrangement between the parties. Revenue from distribution activities related to the Chosen Agreement currently accounts for a large percentage of our revenue. If a material breach of the Chosen Agreement were to ever occur, and if The Chosen was able to terminate the Chosen Agreement as a result of the material breach, it would likely have a material adverse impact on our business, results of operations, and financial condition.

The Chosen is currently seeking to terminate the Chosen Agreement for certain alleged material breaches (the "Alleged Breaches") of contract in accordance with Section 14 of the Chosen Agreement. We strongly dispute the allegations. We do not agree we have breached the License Agreement, that any alleged breaches would be sufficiently "material" to warrant termination of the agreement, or that any alleged breaches have not been fully cured. Out of an abundance of caution, and under protest, we took actions to cure all of the Alleged Breaches within the timeframe allowed under the Chosen Agreement. We intend to vigorously defend our interests in this matter.

The Chosen's notice of termination indicated that it will hold the termination of the Chosen Agreement in abeyance pending arbitration on the matter. Unless and until an unfavorable outcome of the arbitration is determined, we will continue to perform all of our respective obligations under the Chosen Agreement.

We are currently working with several new filmmakers on new and exciting projects. However, there is no guarantee that we will be able to earn as much revenue from these projects as we do from The Chosen. If we are unable to successfully monetize other projects besides The Chosen, this may have a material adverse impact on our business, results of operations, and financial condition.

Furthermore, our ability to monetize the content we distribute is heavily reliant on factors currently outside of our control, including, but not limited to, the potential loss of key talent, the potential for budget overruns, the quality of the content produced, the timeliness of the production and subsequent release schedule, and the relationship of the creator with the audience. If we are unable to find ways to mitigate the risks associated with these external factors, it may have a material adverse impact on our business, results of operations, and financial condition.

DIRECTORS AND EXECUTIVE OFFICERS

Subject to our stockholders' rights to consent to certain transactions, our business and affairs are controlled by, and all powers are exercised by, our Board. The Board must consist of not fewer than three (3) nor more than five (5) directors, the exact number of whom is to be set from time to time by the Board. We currently have five directors: Neal Harmon, Paul Ahlstrom, Katie Liljenquist, Dalton Wright, and Stephen Oskoui. Neal Harmon has been designated as the representative for the Class F shareholders, Paul Ahlstrom has been designated as the representative for the Class A stockholders, and Katie Liljenquist has been designated as the representative for the Class B stockholders. The Board is elected each year at the annual meeting of Common Stockholders, to hold office until the next annual meeting and until their successors are elected and qualified. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in our Board may be filled by the affirmative vote of the remaining directors. A director may resign at any time, and a director may be removed at any time, with or without cause, by the affirmative vote of a majority of voting power of the shares entitled to vote and elect such director at the annual meeting of Common Stockholders.

The Board has retained our executive officers to manage the day-to-day operations and our intellectual property and other investments, subject to the supervision of the Board. Neal Harmon is currently our Chief Executive Officer, Elizabeth Ellis is currently our Chief Operating Officer, Jeffrey Harmon is currently our Chief Content Officer, Jordan Harmon is our President, and Patrick Reilly is currently our Chief Financial Officer and Secretary. Our executive officers will serve for such period as the Board determines, subject to the terms of any employment agreements we enter into with them, or their earlier death, resignation or removal. The Board may remove our executive officers subject to the terms of any employment agreements we enter into with them. We have not entered into any employment agreements with our executive officers as of the date of this Offering Statement on Form C.

The individuals listed below are our executive officers and directors. The following tables and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and executive officers:

Directors

Name	Position	Age	Term of Office
Neal Harmon	Class F Representative Director	45	October 2013
Paul Ahlstrom	Class A Representative Director	59	February 2014
Katie Liljenquist	Class B Representative Director	45	June 2022
Dalton Wright	Director	42	February 2014
Stephen Oskoui	Director	43	January 2022

Executive Officers

Name	Position	Age	Term of Office
Neal Harmon*	Chief Executive Officer	45	October 2013
Jeffrey Harmon*	Chief Content Officer	40	October 2013
Jordan Harmon*	President	32	June 2022
Elizabeth Ellis	Chief Operating Officer	46	June 2015
Patrick Reilly	Chief Financial Officer	42	January 2014

*Neal Harmon, Jeffrey Harmon, and Jordan Harmon are brothers.

Biographical Information

Biographical information regarding our directors and executive officers is set forth below.

Neal Harmon, Chief Executive Officer and Class F Representative Director. Neal has served as our Chief Executive Officer since he helped co-found the Company in 2013. Neal is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, a marketing agency he co-founded with his brothers. Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Neal received his master's degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Jeffrey Harmon, Chief Content Officer. Jeffrey is a co-founder and our Chief Content Officer. Jeffrey is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing-member of Harmon Brothers, LLC, a Utah limited liability company, which is an online-focused advertising and marketing company he co-founded with his brothers. Jeffrey co-founded Orabrush, Inc. in 2009 and served as its CEO from 2009-2010. He continued to serve as Chief Marketing Officer and Co-Founder of Orabrush from 2010 to 2013. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration.

Jordan Harmon, President. Jordan is a co-founder and was appointed as our President in June 2022. Prior to Angel, Jordan served as co-founder and Head of Marketing at Cove, a home security company. At Cove, Jordan was directly responsible for the marketing initiatives that helped Cove grow into a $100 million business in just four short years. Jordan previously served as Angel's Chief Marketing Officer in its VidAngel days and was a fractional CMO consultant at Harmon Brothers where he helped grow revenues at multiple companies by more than 300%. Jordan earned a B.S in Web Development and Design from Brigham Young University–Idaho.

Elizabeth Ellis, Chief of Operations. Liz Ellis is our Chief of Operations. Her duties include overseeing all operating, distribution, domestic and international operations, public relations, and human resources. She is an ICF Professional Certified Coach, and a Gallup-Certified Strengths Coach. From 2009 until she joined us, Liz was the Director of Human Relations and Office Manager at Orabrush, Inc., where she oversaw personnel and was responsible for various operational tasks. Liz holds a B.S. from Brigham Young University.

Patrick Reilly, Chief Financial Officer. Patrick began providing consulting services in March 2014 and joined as the Director of Finance in February 2016. Patrick oversees all accounting and finance aspects of the business, including but not limited to budgeting, forecasting, auditing, financial statement preparation and funding. Patrick is a seasoned veteran of tech startups. Prior to joining us, Patrick served as the Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for all finance and accounting duties. From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc. (now Maritz CX), where he was responsible for all finance and accounting duties of the company. Patrick graduated from the University of Utah with his M.B.A in 2020 and holds a B.S. in Business Administration from Utah Valley University.

Paul Ahlstrom, Class A Representative Director. Paul joined as our director in 2014. Paul has served as Managing Director of Alta Ventures Mexico Fund I, LP since 2010, where his responsibilities include all aspects of investor relations, evaluating a business's products or services for potential investment opportunity, creating deal flow, negotiating the terms and conditions in financing rounds, serving as a board member of portfolio companies, and preparing financial statements and financial analysis. Over his career, Paul has directly participated in more than 125 venture capital investments and previously represented vSpring Capital on the boards of Ancestry.com, which was sold in 2007 to a private equity firm and went public in 2009 (NASDAQ:ACOM), Senforce, which was sold to Novell (NASDAQ: NOVL), and Altiris (NASDAQ:ATRS), which went public and was then sold to Symantec (NASDAQ: SYMC), GlobalSim and Aeroprise. Mr. Ahlstrom has also served as an advisor and board to many successful venture-backed startups including Rhomobile sold to Motorola, SpaceMonkey, SendMi, Convert.com and Jott. Paul is the author of the popular book related to business startups, *Nail It Then Scale It*, and received his B.A. in Communications from Brigham Young University.

Katie Liljenquist, Class B Representative Director. Katie joined as our director in June 2022 and is the designated representative for our Class B stockholders. Katie was an early investor in VidAngel who wanted to promote uplifting entertainment that could be viewed by everyone. Katie currently teaches in the Executive Education program at the University of Utah and is an award-winning professor of negotiations. Katie provides highly customized training in negotiation for business executives across a wide range of industries. Katie studies the psychology of influence and decision making, has authored multiple articles in Harvard's Negotiation newsletter, and has been published in the premier scientific journal, Science. Katie earned a PhD in Management & Organizations from the Kellogg School of Business.

Dalton Wright, Director. Dalton joined as our director in 2014. Dalton has been a partner at Kickstart Seed Fund, L.P. since 2013, a seed-stage investment fund that develops close relationships with universities, angel groups and entrepreneurs to launch high-growth start-ups in both Utah and the Mountain West. Dalton serves as a director of numerous other corporate boards. From 2009 to 2012, Dalton was Senior Associate and Founding Team Member at Alta Ventures Mexico, a seed, venture, and growth capital fund targeting high growth companies in Mexico. Dalton graduated from the Wharton Business School at the University of Pennsylvania with his M.B.A. in 2014 and holds a B.A. in finance from the University of Utah.

Stephen Oskoui, Director. Stephen joined as our director in 2022. Stephen is Cofounder and Managing Partner of Gigafund. Before cofounding Gigafund, Stephen was a Venture Partner at Founders Fund. Prior to that, Stephen was Founder and CEO of Smiley Media, a performance-based marketing company that drove more than $1 billion in sales for its clients. In his role as Managing Partner of Gigafund, Stephen has made significant investments in SpaceX, Neuralink, and the Boring Company. He is a board member at Lambda School, Veryable, Sana Benefits, and Sunroom Rentals, as well as a board observer at Luminous Computing and Last Energy.

SECURITY OWNERSHIP OF CERTAIN SECURITYHOLDERS

The Company currently has 85,000,000 shares of common stock par value $0.001 per share, authorized, of which 27,500,000 shares have been designated as Class A common stock, 4,000,000 shares have been designated as Class B common stock, 15,500,000 shares have been designated as Class F common stock, and 38,000,000 shares have been designated as Class C common stock. As of the date of this Offering Statement on Form C, we had 10,959,165 shares of our Class A Common Stock issued and outstanding, 3,348,988 shares of our Class B Common Stock issued and outstanding, 9,934,976 shares of our Class F Common Stock issued and outstanding and 580,970 shares of our Class C Common Stock issued and outstanding.

On any matter that is submitted to a vote of the stockholders, each holder of Class C common stock is entitled to one (1) vote per share, each holder of Class F common stock or Class A common stock is entitled to five (5) votes per share, and each holder of Class B common stock is entitled to fifty-five (55) votes per share.

The number of directors elected by Class F, Class A, and Class B common stockholders must be equal. Class F common stockholders, Class A common stockholders, and Class B common stockholders are currently each permitted to elect one (1) representative director independent of the other common stockholders. There are currently two (2) directors elected by all common stockholders.

As of the date of this Offering Statement on Form C, no security holder beneficially owns twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Affiliated Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company, any person who is the beneficial owner of 10% or more of the Company's outstanding equity securities, and any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Promotion and Marketing Services Agreement with Harmon Brothers, LLC.

We entered into a "Promotion and Marketing Services Agreement" (the "HB Marketing Agreement") with Harmon Brothers, LLC (or "HB") dated July 23, 2021. Neal Harmon and Jeffrey Harmon own a majority interest in HB.

HB is in the business of providing Internet-based and multi-media promotion and marketing services, including the design, implementation, and execution of promotional and Web-based advertising campaigns. In exchange for the promotion and marketing services provided by HB, we paid $1,962,172 to HB in 2022.

Investment in Tuttle Twins Show, LLC

In July 2022, we purchased an 8% interest in the Tuttle Twins Show, LLC, ("Tuttle Twins") for $1,703,141. Daniel Harmon, one of Neal and Jeffrey Harmon's brothers, is the President of, and a Director for Tuttle Twins. The total purchase price was $1,747,980. During the related party period, the Company recognized expenses of $52,000 from this entity for marketing and cost of goods sold services during the year.

Investor Rights and Voting Agreement

We entered into an Investor Rights and Voting Agreement, or Investor Agreement, dated February 27, 2014, with certain of our investors, including Alta Ventures Mexico Fund I, the manager of which is Paul Ahlstrom, one of our directors. The Investor Agreement requires us to provide certain information and inspection rights, provides for confidentiality, and requires the parties to this agreement to vote their respective shares of common stock in a manner which maintains the number of directors on the Board at no more than five and to elect as a director an individual designated by Alta Ventures Mexico Fund I for so long as it owns at least 1,000,000 shares of our common stock.

Other Transactions

We are permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, our directors, executive officers and their affiliates, so long as the person or persons approving the transaction on behalf of us acts in good faith and in a manner reasonably believed to be in or not opposed to our best interest and/or those of our stockholder's. We did not have any outstanding loans or loan guarantees with any related party as of the date of this Offering Statement on Form C.

Wholly Owned Subsidiaries

We created VAS Portal, LLC, a wholly-owned subsidiary, in 2018. On January 2, 2019, we sold VAS Portal, LLC to Harmon Ventures, LLC, which is owned indirectly by our CEO, Mr. Harmon, and two of his brothers, Jeffrey Harmon and Daniel Harmon, for $1. The Company entered into a call option agreement with the related party that gives the Company the right to purchase all of the membership interest of VAS Portal, LLC for $1 at any time beginning upon (i) the occurrence of the confirmation of the plan for reorganization by the Bankruptcy Court or (ii) the termination of the Disney Litigation and the Bankruptcy proceeding and ending one year following the latest to occur of the foregoing. As part of the transaction, VAS Portal, LLC, entered into a Services Agreement with us to provide technology services related to the creation of a website and other assets for VAS Portal, LLC.

On September 28, 2020, we exercised our call option to purchase all of the membership interest of VAS Portal, LLC., from Harmon Ventures, LLC, however, we learned in 2021 that the transaction was not approved by the Financial Industry Regulation Authority, or FINRA, and as such we currently have no ownership over VAS Portal, LLC. In October 2022, we loaned VAS Portal, LLC $60,000 in the form of a promissory note, with interest at 5.89%, and due in full on November 4, 2024. The promissory note was subsequently amended to change the maturity date to April 30, 2023. This note was paid in full in March 2023.

On February 20, 2020, we sold assets related to work done to establish a regulated broker-dealer to Harmon Ventures, LLC. The assets were sold in a transaction negotiated and approved by the trustee appointed in our Bankruptcy Case. On September 28, 2020, we purchased all of the membership interest in Studio Brokerage, LLC. from Harmon Ventures, LLC. The entity had no operations through December 31, 2022.

We created Skip TV Holdings, LLC., a wholly-owned subsidiary, on September 15, 2020. The assets related to our content filtering business were all transferred and assigned to Skip TV Holdings, LLC. as part of our Reorganization Plan. All related assets and liabilities of Skip TV Holdings, LLC was sold to a third party in March 2021.

We created Angel Studios OF I, LLC., a wholly-owned subsidiary, on July 14, 2021. This entity was formed to purchase a fifty percent interest in the building and entity we lease our corporate office space in Provo, UT. This purchase took place in July 2021.

SECURITIES BEING OFFERED

General

The Company is offering up to a maximum of $5,000,000 in aggregate revenue participation rights to be paid out of the Gross Receipts from the theatrical release of "Sound of Freedom" (the "Film"). The minimum subscription is one dollar ($1.00). The maximum subscription amount will be set at twenty-five thousand dollars ($25,000) but may be waived or changed, at any time, by the Company at its discretion. The Crowd Revenue Participations will be paid out of the proceeds received by Angel from the theatrical release of the Film (the "Gross Receipts"). **The Gross Receipts will be the only source of revenues from which the Crowd Revenue Participations will receive payments from.** The Crowd Revenue Participations are not secured by a security interest in any assets of the Company. The Crowd Revenue Participations are not common equity and are not entitled to any distributions made to equity holders of the Company, if any.

If the Gross Receipts do not exceed the total amount invested in this offering plus twenty percent (20%), one million two hundred thousand dollars ($1,200,000) if the Target Offering Amount is sold, and six million dollars ($6,000,000) if the Maximum Offering Amount is sold, the holders of the Crowd Revenue Participations will be paid one hundred percent of the Gross Receipts on a pro-rata basis without preference or priority of any kind. In no instance will any holder of a Crowd Participation Right be paid more than one hundred and twenty percent of the purchased value of their Crowd Revenue Participations.

The Crowd Revenue Participations will be entitled to receive up to one hundred and twenty percent (120%) of the price paid, for the Revenue Participations, from the Gross Receipts of the theatrical release of the Film. The Crowd Revenue Participations will be due and payable, by the Company, on or before the earlier of the earliest date when such amounts are available to be paid out of the Gross Receipts, but in any event no later than the date which is the earlier of twelve (12) months after the initial theatrical release of the Film or July 4, 2024. The Crowd Revenue Participations will be issued in electronic form only and will not be listed or quoted for trading on any securities exchange. The Crowd Revenue Participations will generally not be transferable. Each investor must enter into a Revenue Participation Agreement (the "Revenue Participation Agreement") with the Company, which will govern all purchases of the Crowd Revenue Participations the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Revenue Participation Agreement, the terms of the Revenue Participation Agreement shall prevail.

Liquidating Preferences

In the event of a dissolution and liquidation of the Company, holders of the Crowd Revenue Participations will be entitled to a first preference in distribution from Gross Receipts earned from the theatrical release of the Film. Holders of the Crowd Revenue Participations will not be entitled to receive a distribution from any other liquidation proceeds. Any amounts paid to the holders of the Crowd Revenue Participations will be paid pro-rata among the holders of the Crowd Revenue Participations, without preference or priority of any kind.

RESTRICTIONS IMPOSED BY THE USA PATRIOT ACT AND RELATED ACTS

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor," which means anyone who is:

● a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

● acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

● within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

● a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

● designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

ERISA CONSIDERATIONS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

- whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

- whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

- whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment returns.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan.

In addition to considering whether the purchase of Crowd Revenue Participations is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities - i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an "operating company"—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

We do not intend to limit investment by benefit plan investors in us because we anticipate that we will qualify as an "operating company". If the Department of Labor were to take the position that we are not an operating company and we had significant investment by benefit plans, then we may become subject to the regulatory restrictions of ERISA which would likely have a material adverse effect on our business and the value of our common stock.

Plan fiduciaries contemplating a purchase of Crowd Revenue Participations should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR BOARD OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

REPORTS

We will furnish the following reports, statements, and tax information to each stockholder:

Reporting Requirements under Regulation CF. Following this Regulation CF offering, we will be required to comply with certain ongoing disclosure requirements. We will be required to file: an annual report with the SEC on Form C.

Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31, our Board will cause to be made available, by any reasonable means, to each debtholder as of a date selected by the Board, an annual report containing financial statements of the Company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows. The Board shall be deemed to have made a report available to each debtholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system and such report is publicly available on such system or (ii) made such report available on any website maintained by the Company and available for viewing by the debtholders.

Tax Information. On or before June 30th of the year immediately following our fiscal year, which is currently January 1st through December 31st, we will send to each stockholder such tax information as shall be reasonably required for federal and state income tax reporting purposes.

OTHER INFORMATION

Bad Actor Disclosure

We are not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.